[redacted]

11022734

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
JUN 23 2011
DIVISION OF MARKET REGULATION

OMC 7/6/11

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
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Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5 (A)
PART III

SEC FILE NUMBER
8- 67630

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/10 (MM/DD/YY) AND ENDING 12/31/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Kaczmarek Financial Services, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

(No. and Street)

(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Michael D. Starr, P.A.

(Name – *if individual, state last, first, middle name*)

(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

9/15

RECEIVED
2011 JUN 23 PM 3:48
SEC / TM

KACZMAREK FINANCIAL SERVICES, LLC

FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION (with report of independent auditors)

YEARS ENDED DECEMBER 31, 2010 AND 2009

KACZMAREK FINANCIAL SERVICES, LLC

FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION

YEARS ENDED DECEMBER 31, 2010 AND 2009

TABLE OF C O N T E N T S

Michael D. Star, P.A.
9 Chippingwood Lane
Ormond Beach, FL 32176
(386) 453-1383

INDEPENDENT AUDITORS' REPORT

Managing Member
Kaczmarek Financial Services, LLC
Weirton, WV 26062

We have audited the financial statements of Kaczmarek Financial Services, LLC ("Company") for the year ended December 31, 2010 AND 2009, and the related statements of operations, changes in member's equity, changes in subordinated borrowings, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Kaczmarek Financial Services, LLC as of December 31, 2010 AND 2009, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our 2010 audit was conducted for the purpose of forming an opinion on the basic financial statement taken as a whole. The supplementary information listed in the accompanying index is presented for purposes of additional analysis and is not a required part of the basic financial statements. Such information has been subjected to the auditing procedures applied in the 2010 audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Michael D. Star P.A.

Ormond Beach, Florida
February 25, 2011

KACZMAREK FINANCIAL SERVICES, LLC
STATEMENTS OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2010 AND DECEMBER 31, 2009

ASSETS		For Year Ended December 31, 2010		For Year Ended December 31, 2009
CURRENT ASSETS				
Cash and cash equivalents	$	7,144	$	10,508
Other currents assets		100		425
Total current assets		7,244		10,933
		-		-
TOTAL ASSETS	$	7,244	$	10,933
LIABILITIES AND MEMBERS' EQUITY				
CURRENT LIABILITIES				
Accounts payable	$	1,050	$	1,000
Accured expenses		-		2,118
Total current liabilities		1,050		3,118
MEMBERS' EQUITY				
Members' Equity		6,194		7,815
Total Members' Equity		6,194		7,815
TOTAL LIABILITIES AND MEMBERS' EQUITY	$	7,244	$	10,933

See notes to financial statements and auditors' report.

KACZMAREK FINANCIAL SERVICES, LLC
STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2010 AND DECEMBER 31, 2009

	2010	2009
REVENUES:		
Commission income	$ 747	$ 1,866
EXPENSES:		
Other operating expenses	8,740	11,593
Total expenses	8,740	11,593
NET (LOSS) FROM OPERATIONS	(7,993)	(9,727)
OTHER INCOME:		
Other income	40	-
Interest income	23	64
Net Loss	$ (7,930)	$ (9,663)

See notes to financial statements and auditors' report.

KACZMAREK FINANCIAL SERVICES, LLC
STATEMENTS OF CHANGES IN MEMBER'S EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2010 AND DECEMBER 31, 2009

	Total Member's Equity
Balances, January 1, 2009	$ 7,878
Plus Member Contributions during 2009	9,600
Net income (loss) for 2009	(9,663)
Balances, December 31, 2009	7,815
Plus Member Contributions during 2010	6,309
Net income (loss) for 2010	(7,930)
Balances, December 31, 2010	$ 6,194

See notes to financial statements and auditors' report.

KACZMAREK FINANCIAL SERVICES, LLC
STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2010 AND DECEMBER 31, 2009

	2010	2009
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net Loss	$ (7,930)	$ (9,663)
Adjustments to reconcile net loss to net cash:		
Depreciation and amortization expense	-	-
Net change in operating assets and liabilities:		
Other current assets	325	(425)
Other non-current assets	-	-
Other Accrued expenses	(2,118)	804
Accounts payable	50	(1,000)
NET CASH PROVIDED BY OPERATING ACTIVITIES	(9,673)	(10,284)
CASH FLOWS FROM INVESTING ACTIVITIES:		
Purchase of furniture, equipment & leasehold improvements	-	-
NET CASH PROVIDED BY INVESTING ACTIVITIES	-	-
CASH FLOWS FROM FINANCING ACTIVITIES:		
Net change in members' contribution	6,309	9,600
Net change in other payables	50	-
Net change in acrrued expenses	-	-
NET CASH PROVIDED BY FINANCING ACTIVITIES	6,309	9,600
NET CHANGE IN CASH AND CASH EQUIVALENTS	(3,364)	(684)
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	10,508	11,192
CASH AND CASH EQUIVALENTS, END OF YEAR	$ 7,144	$ 10,508
Supplemental disclosure of cash flow information:		
Cash paid during the year for interest	$ -	$ -

See notes to financial statements and auditors' report.

KACZMAREK FINANCIAL SERVICES, LLC

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2010 AND 2009

Note 1 Summary of Significant Accounting Policies

Description of Business
KACZMAREK FINANCIAL SERVICES, LLC ("Company") is a registered broker-dealer headquartered in Weirton, West Virginia. The Company's services include advisory for the mergers and acquisitions, and private placements. The Company was organized as a limited liability company in September 2006, with a perpetual period of duration. The Company is registered as a broker-dealer from the Securities and Exchange Commission ("SEC"); a member of the Financial Industry Regulatory Authority ("FINRA"); and a member of the Securities Investor Protection Corporation ("SIPC").

Revenue Recognition
The Company recognizes revenues at the time fees are earned in accordance with the terms of the service agreements with its clients. This occurs when the Company has provided all services and has no further obligations under the agreement, which typically occurs when the transaction relating to the agreement has consummated. Any transactions with mutual fund houses are consummated directly between the customer and the mutual fund house. The Company received a commission as agent.

Cash Equivalents
The Company defines cash equivalents as highly liquid investments, with original maturities of less than 90 days, which are not held for sale in the ordinary course of business.

Furniture and Equipment
Furniture and equipment is stated at cost, less accumulated depreciation. Depreciation is provided by the straight-line method over the estimated useful lives of the depreciable assets, which ranges from three to seven years.

Amortizable Intangible Assets
Included in other non-current assets are amortizable intangible assets, such as trademarks, which are amortized over five years by the straight-line method.

Income Taxes
The Company is a single member limited liability company and is not recognized as a reporting entity under the Internal Revenue Code for Taxation purposes. Accordingly, the Company does not file a separate income tax return. The effects of the Company's operations are passed through to the member for taxation purposes.

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

KACZMAREK FINANCIAL SERVICES, LLC

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2010 AND 2009

Note 2 Financial Instruments and Concentration of Risk

Financial instruments subject to risk concentration are cash and cash equivalents. The Company maintains depository cash and certificates of deposit with one banking institution. Depository accounts are insured by the Federal Depository Insurance Corporation ("FDIC") to a maximum of $250,000 per bank, per depositor. Total cash and cash equivalents for the Company did not exceed the FDIC insured limit as of December 31, 2010.

Note 3 Commitments and Contingencies

The Company has no commitments and contingencies.

Note 4 Related party Transactions

The Company's managing member personally contributes capital to pay for a significant amount of the Company's operating and capital expenditures of the Company. Amounts contributed from the member are $6,309 and $9,600 for the years ended December 31, 2010 AND 2009, which are presented as member's contribution in the accompanying balance sheets.

Note 6 Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (15c3-1)("Rule"), which requires the maintenance of minimum net capital. The Rule prohibits the Company from engaging in securities transactions at any time the Company's net capital, as defined by the Rule, is less than $5,000, or if the ratio of aggregate indebtedness to net capital, both as defined, exceed 15 to 1 (and the rule of "applicable" exchange provides that equity capital may not be withdrawn, or cash dividends paid, if the resulting net capital ratio exceeds 10 to 1).

At December 31, 2010, the Company has net allowable capital of $6,094, which was $1,094 in excess of the required net capital of $5,000. The Company's aggregate indebtedness to net capital ratio is 0.17 to 1 as of December 31, 2010. Furniture and equipment and other current/non-current assets reflected in the accompanying balance sheets are not allowable assets for the purpose of computing minimum net capital under the Rule. The Company's exemption from the reserve requirements of Rule 15c3-1 (Customer Protection Rule) is under the provisions of Paragraph (k)(2)(ii), in that the Company does not receive or hold customer funds or securities in the course of providing its services.

KACZMAREK FINANCIAL SERVICES, LLC
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2010

COMPUTATION OF NET CAPITAL		
Total member's equity from Statement of Financial Condition	$	6,194
Deduct member's equity not allowable for net capital		-
Total member's equity qualified for net capital		6,194
Add:		
Liabilities subordinated to claims of general creditors allowable in computation of net capital		-
Subordinated liabilities at December 31, 2008		-
Total capital and allowable subordinated liabilities		6,194
Deductions and/or charges:		
Non-allowable assets:		
Furniture and equipment		-
Other assets		100
Secured demand note deficiency		-
Commodity futures contracts and spot commodities/property capital charges		-
Other deductions and/or changes		-
Other additions and/or credits		-
Net capital before haircuts on securities positions (tentative net capital)		6,094
Haircuts on securities:		
Contractual securities commitments		-
Subordinated securities borrowings		-
Trading and investment securities:		
Exempted securities		-
Debt securities		-
Options		-
Other securities		-
Undue concentrations		-
Other		-
Net capital	$	6,094
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Minimum net capital required	$	70
Minimum dollar net capital requirement of reporting broker-dealer	$	5,000
Net capital requirement	$	5,000
Excess net capital		1,094

See notes to financial statements and auditors' report.

KACZMAREK FINANCIAL SERVICES, LLC
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION (CONTINUED)
DECEMBER 31, 2010

AGGREGATE INDEBTEDNESS		
Total aggregatged indebtedness liabilities from Statement of Financial Condition	$	1,050
Add:		
Drafts for immediate credit		-
Market value of securities borrowed for which no equivalent value is paid or credited		-
Other unrecorded amounts		-
Total capital and allowable subordinated liabilities	$	1,050
Ratio: Aggregate indebtedness to net capital		0.17 to 1
RECONCILIATION WITH COMPANY'S COMPUTATION		
(Included in Part II of form X-17A-5 as of December 31, 2010)		
Net capital, as reported in the Company's Part II (unaudited) FOCUS report		6,094
Net audit adjustments		-
Net capital per above		6,094

See notes to financial statements and auditors' report.

Michael D. Star, P.A.
9 Chippingwood Lane
Ormond Beach, FL 32176
(386) 453-1383

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL

Managing Member
Kaczmarek Financial Services, LLC
Weirton, WV 26062

In planning and performing our audit of the financial statements and supplemental schedules of Kaczmarek Financial Services, LLC ("Company") for the year ended December 31, 2010, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company that we considered relevant to the objectives state in Rule 17a-5(g)(1) in making periodic computations of aggregate indebtedness(or aggregate debts) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verification, and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but no absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of the financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2010 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Michael D. Star P.A

Michael D. Star, P.A.
Ormond Beach, Florida
February 25, 2011

Michael D. Star, P.A.
9 Chippingwood Lane
Ormond Beach, FL 32176
(386) 453-1383

INDEPENDENT AUDITOR'S REPORT ON SIPC ANNUAL GENERAL ASSESSMENT

Managing Member
Kaczmarek Financial Services, LLC
Tampa, Florida

In planning and performing our audit of the financial statements and supplemental schedules of Kaczmarek Financial Services, LLC ("Company") for the year ended December 31, 2010, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's SIPC Annual General Assessment as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements.

Also, as required by Rule 17a-5(e)(4) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company that we considered relevant to the objectives stated in SECTION 4(d)(1)(c) of the Securities Investor Protection Act of 1970, as amended.

Upon review of our auditing procedures, we have determined that the assessments were determined fairly in accordance with applicable instructions and forms.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Michael D. Star, P.A.

Michael D. Star, P.A.
Ormond Beach, Florida
February 25, 2011

WEIRTON PO
WEIRTON, West Virginia
260629998
4166050762 -0098
(800)275-8777

03/10/2011 03:17:25 PM

Sales Receipt

Product Description	Sale Qty	Unit Price	Final Price
ROCKVILLE MD 20850 Zone-3 Express Mail PO-Add 1.80 oz. Label #: EH710560255US Fri 03/11/11 12:00 PM - Guaranteed Delivery Signature Requested			$16.15
Issue PVI:			======== $16.15
WASHINGTON DC 20549 Zone-3 Express Mail PO-Add 2.10 oz. Label #: EH710560264US Fri 03/11/11 12:00 PM - Guaranteed Delivery Signature Requested			$16.15
Issue PVI:			======== $16.15
PHILADELPHIA PA 19106 Zone-3 Express Mail PO-Add 1.30 oz. Label #: EH710560247US Fri 03/11/11 12:00 PM - Guaranteed Delivery Signature Requested			$16.15
Issue PVI:			======== $16.15
Total:			$48.45

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